Exhibit 99.1

Solarfun Reports First Quarter 2009 Results

SHANGHAI, China--(BUSINESS WIRE)--May 19, 2009--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company” ) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the first quarter ended March 31, 2009.

FIRST QUARTER 2009 RESULTS

  Net revenue was RMB 684.2 million (US$100.1 million), a decrease of 43% from the first quarter of 2008, and a decline of 39% from the fourth quarter of 2008.
  PV module shipments reached 35.7 MW, representing a decrease of 11.4% from the first quarter of 2008, and a 25% decline from 47.6 MW in the fourth quarter of 2008. First quarter volumes were impacted by module production overcapacity, excess module inventories in the channel, continuing restrictive funding availability for solar projects, and winter weather, particularly in Germany. We believe these conditions were not unique to the Company, but prevalent throughout the PV industry globally.
  Average selling price (“ASP”) declined further, as expected, to US$2.78 from US$3.37 in the fourth quarter of 2008 due to the competitive environment. Business continued to be centered in Europe, with Germany and Portugal accounting for 76.5% and 9.7% of net revenue during the quarter, respectively. Newer markets such as Australia, Korea and the United States each accounted for between 3-5% of shipments.
  Gross profit was RMB 49.4 million (US$ 7.2 million), down 74.0 % from RMB 190 million (US$ 27.8 million) in the first quarter of 2008, but up substantially from the RMB 377.8 million (US$ 55.3 million) loss in the fourth quarter of 2008.
  Gross margin improved to 7.2% from negative 33.7% in the fourth quarter of 2008. This was primarily due to the Company’s ability to reduce raw material costs by nearly 25% from fourth quarter of 2008. This occurred because existing supply contracts were revised and/or renegotiated, and because the Company took advantage of its greater flexibility and access to lower-cost raw materials on the spot market.
  Operating loss was RMB 19.5 million (US$ 2.9 million). For the first quarter of 2009, operating expenses as a percentage of revenues reached 10.1%, well above the Company’s historical range of 5-7%. This is primarily a reflection of lower shipment volumes combined with lower pricing, leading to a reduced revenue base on which to spread operating costs.
  Interest expense was RMB 39.5 million (US$ 5.8 million), a slight increase from the fourth quarter of 2008 due to a rise in short term borrowing and implementation of new convertible debt accounting.

  The net exchange rate gain was RMB 38.3 million (US$ 5.6 million). The Company recorded a RMB 32.8 million (US$ 4.8 million) currency loss largely as a result of fluctuations in exchange rates between the Euro and the U.S. dollar, but was able to more than offset this through its foreign exchange hedging program, which resulted in a RMB 71.1 million (US$ 10.4 million) gain.
  The net loss attributable to shareholders was RMB 7.0 million (US$ 1.0 million). The loss per basic ADS was RMB 0.13 (US$0.02). This was a decline from net income of RMB 107.9 million (US$ 15.8 million) and earnings per basic ADS of RMB 2.17 in the first quarter of 2008, but a substantial improvement from the prior quarter net loss of RMB 418.8 million (US$ 61.3 million) and loss per basic ADS of RMB7.79.

Peter Xie, President of Solarfun, commented, “The first quarter of this year saw mixed results from our perspective. On the one hand, shipments and sales continue to be pressured by excess channel inventories, industry-wide module production overcapacity, declining prices, and the continued tight lending environment for solar projects. However, we do believe that the first quarter will prove to be the low point for industry demand and for our company during this cycle. We are cautiously optimistic for a more meaningful rebound, particularly during the second half of this year and heading into 2010. That being said, the timing and magnitude of this turn is quite unpredictable and as a result, we will continue to refrain from making specific quarterly and full year projections.

On a more positive note, we achieved a gross profit in the first quarter and we expect this trend to improve throughout the year. Our average wafer cost per watt declined almost 25% as a result of greater purchasing flexibility and as our vertical integration at the wafer level grows in scale. We see continued and further progress ahead. We are still aggressively negotiating with our suppliers regarding our existing multi-year contracts to bring raw material costs and pre-payment terms more in line with current market conditions. This is a process and is not always successful. We are working closely with our partners to achieve a mutually beneficial outcome on a case-by-case basis.

FINANCIAL POSITION

As of March 31, 2009, the Company had cash and cash equivalents of RMB 466.3 million (US$ 68.2 million) and working capital of RMB 1.5 billion (US$ 213.5 million). Total bank borrowings as of March 31, 2009 were RMB 1.6 billion (US$ 238.2 million), which was up RMB 328.7 million (US$ 48.1 million) from the previous quarter. This is reflective of the supportive lending environment in China as well as Solarfun’s long-standing and strong relationships with lenders.

Working Capital

The Company continued to focus on working capital management and reduced accounts receivable by RMB 117.4 million (US$17.2 million) from the prior quarter. Days sales outstanding increased from 27 days in the fourth quarter of 2008 to 35 days and were well below levels for the same period last year and many industry peers.

Inventories remained relatively constant at RMB 747.6 million (US$ 109.4 million), but importantly, raw materials with rapidly declining market prices were cut in half.

Capital Expenditures

The Company spent RMB 217.3 million (US$ 31.8 million) in capital expenditures, including the final payment for Linyang Yangguang (LYG), the Company’s ingot manufacturing subsidiary. No large capital projects are scheduled for the remainder of the year.

ORGANIZATIONAL CHANGES

The Board of Directors has accepted the resignation of Harold Hoskens, Chief Executive Officer, effective June 30, 2009. The Company’s Management Committee, including John Breckenridge, Managing Director of Good Energies, and Peter Xie, Solarfun President, will actively oversee all day-to-day business activities and the Company’s strategic direction. Solarfun would like to extend its gratitude to Harold for his many contributions, particularly in the face of such a difficult operating environment. The Company hopes to build on the foundation he helped establish and believe it now has the necessary leadership in place to accomplish its goals.

BUSINESS OUTLOOK

The Company recognizes that the current operating environment is evolving rapidly and is less predictable than in previous periods. In light of these uncertainties and based on current operating trends and market conditions, the Company provides the following outlook:

For the second quarter of 2009, management expects:

  Shipment volumes to improve compared to the first quarter of 2009. The expected rise in shipments excludes the start of the Company’s value-added services agreement with Q-Cells AG, which should account for more than 25 MW of incremental module shipments in the second quarter.
  Average selling prices to decline further.
  Gross margins to show some gradual improvement as supply costs decline faster than ASPs. With leverage from the Company’s vertical integration, the impact will become more visible as the year progresses. Additionally, the Company’s value-added services agreement with Q-Cells AG has become fully operational in the second quarter and should contribute incrementally to gross margins.

For the full year of 2009:

The Company previously announced signed contracts with key customers totaling 200 MW and is actively negotiating others. Excluding the aforementioned manufacturing services agreement with Q-Cells, Solarfun has an ongoing dialogue with other customers to ensure that both partners find a sustainable way forward on these contracts. We note, however, that this is a very fluid business environment and our ability to predict is less certain. The Company continues to expect full-year demand to exceed these levels as markets rebound and begin to build momentum, particularly in the latter half of 2009.

Management expects:

  The anticipated decline in ASPs to be more than offset by lower polysilicon pricing. With an increasing percentage of total wafer volume coming from the Company’s in-house facilities, management believes that gross margins could approach or reach low double digits for the full year.
  The Company to be well positioned to take advantage of rapidly declining polysilicon prices. For more than 70% of the Company’s polysilicon and wafer requirements, price levels will be determined based on prevailing market conditions. Polysilicon prices on the spot market are currently below $70 per kilogram.
  Capacity expansion to remain on hold until the demand picture becomes more clear. Current capacity is adequate to support sales volumes of 280 MW, and Solarfun has an additional 100 MW of module capacity that is dedicated to support the Company’s contract with Q-Cells.
  Funding to be adequate to meet 2009 anticipated spending requirements through a combination of cash on hand and access to commercial bank lines of credit.

Peter Xie outlined the primary goals for the Company for the remainder of 2009. “Our top priority, as always, is to meet the needs of our customers. We intend to strengthen our brand and expand our geographic footprint in an increasingly competitive environment. We are prudently managing our organizational costs and production flow in order to maintain liquidity, maintaining and growing our commercial lending partnerships in order to fund future growth, actively pursuing all angles to further reduce our raw material costs for both existing and new contracts, reducing inventories, and executing our vertical integration strategy.”

“We continue to remain optimistic for the remainder of 2009 and beyond. With both module and raw material prices declining, we think volume growth is imminent. Incentives already in place, and new ones from the United States and China in particular, bode well for a resumption of healthy growth in the long term.”

CONFERENCE CALL

Management will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 713 8562

- International dial-in number: +1 617 597 5310

- China Toll Free Number (North): +10 800 152 1490

- China Toll Free Number (South): +10 800 130 0399

Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010

- International dial-in number: +1 617 801 6888

Passcode: 24572746

CONVERTIBLE SECURITIES

In the first quarter the Company adopted Emerging Issues Task Force ("EITF") No. 07-5, which requires the Company to re-assess whether the conversion feature embedded in the convertible bonds that the Company has issued is indexed to its own stock from 2009. The Company concludes that the embedded conversion feature is no longer indexed to its own stock and thus should be bifurcated from the host contract and with the change in fair value to be recognized at each period end from 2009 onwards. As a result, the embedded conversion feature has been accounted for as an embedded derivative and measured at fair value. The cumulative effect as a result of the adoption of EITF 07-5 will be recognized as an adjustment to the opening balance of retained earnings as of January 1, 2009.

From time to time the Company may seek to retire, repurchase, or exchange its convertible securities in open market purchases or privately negotiated transactions depending on market conditions, liquidity, and contractual obligations and other factors.

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve as of March 31, 2009, which was RMB6.8329 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

SAFE HARBOR STATEMENT

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2009, including second quarter and full year 2009 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

ABOUT SOLARFUN

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	December 31	March 31	March 31
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	410,901	466,276	68,240
Restricted cash	88,137	270,398	39,573
Financial assets	39,665	63,079	9,232
Accounts receivable, net	319,537	202,096	29,576
Inventories, net	731,708	747,587	109,410
Advance to suppliers, net	1,355,597	1,382,648	202,352
Other current assets	256,108	196,735	28,792
Deferred tax assets	51,035	49,790	7,287
Amount due from related parties	19	19	3

Total current assets	3,252,707	3,378,628	494,465

Non-current assets
Fixed assets – net	1,492,575	1,629,544	238,485
Intangible assets – net	212,736	211,559	30,962
Goodwill	134,735	134,735	19,719
Deferred tax assets	10,029	11,025	1,614
Long-term deferred expenses	37,444	37,075	5,426
Long-term investment	-	-	-

Total non-current assets	1,887,519	2,023,938	296,206

TOTAL ASSETS	5,140,226	5,402,566	790,671

LIABILITIES
Current liabilities
Financial liabilities	5,792	5,273	772
Short-term bank borrowings	1,098,832	1,435,000	210,013
Long-term bank borrowings, current portion	30,000	45,000	6,586
Accounts payable	217,025	225,023	32,932
Notes payable	39,341	39,341	5,758
Accrued expenses and other liabilities	173,370	129,392	18,937
Customer deposits	9,494	2,956	433
Deferred tax liability	-	-	-
Unrecognized tax benefit	27,385	27,385	4,008
Amount due to related parties	39,766	10,109	1,479

Total current liabilities	1,641,005	1,919,479	280,918

Non-current liabilities
Long-term bank borrowings, non-current portion	170,000	147,500	21,587
Convertible notes payable	1,178,969	787,399	115,236
Long term payable	-	-	-
Deferred tax liability	27,155	27,008	3,953

Total non-current liabilities	1,376,124	961,907	140,776

TOTAL LIABILITIES	3,017,129	2,881,386	421,694

Redeemable ordinary shares	32	32	5

EQUITY
Shareholders’ equity
Ordinary shares	214	214	31
Additional paid-in capital	2,138,624	2,155,241	315,421
Statutory reserves	47,638	47,638	6,972
Retained earnings (deficit)	(67,594)	313,956	45,948

Total shareholders’ equity	2,118,882	2,517,049	368,372
Noncontrolling interest	4,183	4,099	600

TOTAL EQUITY	2,123,065	2,521,148	368,972

TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	5,140,226	5,402,566	790,671

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	March 31	December 31	March 31	March 31
	2008	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	1,151,507	1,094,498	678,136	99,246
Photovoltaic cells	29,734	28,199	6,043	884
PV cells processing		-
PV modules processing	0	-	0	0
Raw materials	18,088	-	18	3

Total net revenue	1,199,329	1,122,697	684,197	100,133

Cost of revenue
Photovoltaic modules	(965,589)	(1,466,831)	(627,186)	(91,789)
Photovoltaic cells	(27,918)	(33,666)	(7,284)	(1,066)
PV cells processing		-
PV modules processing	0	-	0	0
Raw materials	(15,762)	-	(281)	(41)

Total cost of revenue	(1,009,269)	(1,500,497)	(634,751)	(92,896)

Gross profit / (losses)	190,060	(377,800)	49,446	7,237

Operating expenses
Selling expenses	(21,055)	(20,202)	(16,328)	(2,390)
G&A expenses	(22,518)	(39,811)	(44,449)	(6,505)
R&D expenses	(4,784)	(1,433)	(8,185)	(1,198)

Total operating expenses	(48,357)	(61,446)	(68,962)	(10,093)

Operating profit / (losses)	141,703	(439,246)	(19,516)	(2,856)

Interest expenses	(26,669)	(26,769)	(39,508)	(5,782)
Interest income	2,381	1,974	494	72
Exchange gain / (losses)	19,430	(28,794)	(32,849)	(4,807)
Investment income		(384)
Gain on change in fair value of derivative	0	50,307	85,906	12,572
Other income	2,011	4,629	3,533	517
Other expenses	(12,323)	(2,860)	(3,584)	(524)
Government grant	124	3,020	1,907	279

Net income / (losses) before income tax	126,657	(438,123)	(3,617)	(529)

Income tax benefit / (expenses)	(18,730)	19,270	(3,445)	(504)

Net income / (losses)	107,927	(418,853)	(7,062)	(1,033)

Net income / (losses) attributable to noncontrolling interest	3,363	(16)	(85)	(12)

Net income / (losses) attributable
to shareholders	104,564	(418,837)	(6,977)	(1,021)

Net income / (losses) per share
Basic	0.43	(1.56)	(0.03)	(0.00)
Diluted	0.41	(1.56)	(0.03)	(0.00)

Shares used in computation
Basic	241,181,882	268,717,524	268,848,771	268,848,771
Diluted	271,563,142	268,717,524	268,848,771	268,848,771

Net income / (losses) per ADS
Basic	2.17	(7.79)	(0.13)	(0.02)
Diluted	2.06	(7.79)	(0.13)	(0.02)

ADSs used in computation
Basic	48,236,376	53,743,505	53,769,754	53,769,754
Diluted	54,312,628	53,743,505	53,769,754	53,769,754

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations
86 21-2602-2833
IR@solarfun.com.cn
or
Christensen
Roger Hu, +852-2117-0861
rhu@ChristensenIR.com